Exhibit 99.1

1500 University Street, Suite 700
Date: March 6, 2014	Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: RICHMONT MINES INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 27, 2014
Record Date for Voting (if applicable) :	March 27, 2014
Beneficial Ownership Determination Date :	March 27, 2014
Meeting Date :	May 08, 2014
Meeting Location (if available) :	Montreal QC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	76547T106	CA76547T1066

Sincerely,

Computershare
Agent for RICHMONT MINES INC.